UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13300

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CAPITAL ONE FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

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1680 Capital One Drive, McLean, Virginia 22102, (703) 720-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Shares, each representing a 1/40th Ownership Interest in a Share of
Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series F
(Title of each class of securities covered by this Form)

Common Stock (par value $.01 per share)

Depositary Shares, each representing a 1/40th Ownership Interest in a Share of
Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series G

 Depositary Shares, each representing a 1/40th Ownership Interest in a Share of
Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series H

Depositary Shares, each representing a 1/40th Ownership Interest in a Share of
Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series I

 Depositary Shares, each representing a 1/40th Ownership Interest in a Share of
Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series J

Depositary Shares, each representing a 1/40th Ownership Interest in a Share of
Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series K

 0.800% Senior Notes Due 2024

1.650% Senior Notes Due 2029

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Capital One Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAPITAL ONE FINANCIAL CORPORATION

Date: December 11, 2020	By:	/s/ Matthew W. Cooper
	Name:	Matthew W. Cooper
	Title:	General Counsel